UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March 2010
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.

(Exact name of registrant as specified in its charter)
11/F, China Railway Construction Tower
No. 20 Shijingshan Road
Shijingshan District
Beijing 10031, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Hurray! Reports Fourth Quarter and Fiscal Year 2009 Unaudited Financial Results
BEIJING, March 1, 2010 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY), a leading company in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.
Financial Highlights
Highlights for the Fourth Quarter of 2009:
•	Total revenues: $6.2 million, representing a decrease of $0.7 million quarter-over-quarter and a decrease of $8.2 million year-over-year.

•	Wireless value-added services (“WVAS”) revenues: $2.3 million, representing a decrease of $2.2 million quarter-over-quarter and a decrease of $9.2 million year-over-year.

•	Recorded music revenues, which are from our record label businesses: $3.9 million, representing an increase of $1.5 million quarter-over-quarter and an increase of $0.9 million year-over-year.

•	Net loss attributable to Hurray! Holding: $4.6 million

•	EBITDA[1]: a net loss of $4.5 million

•	Loss per ADS-basic and diluted: $0.21
Highlights for the Fiscal Year 2009:
•	Total revenues: $34.6 million, as compared with $54.0 million for 2008

•	WVAS revenues: $20.1 million, as compared with $42.7 million for 2008.

•	Recorded music revenues: $14.5 million, as compared with $11.3 million for 2008

•	Net loss attributable to Hurray! Holding: $22.7 million, as compared with net loss of $12.0 million for 2008

•	EBITDA[1]: $20.6 million, as compared with $9.7 million for 2008

•	Loss per ADS-basic and diluted: $1.03
Commenting on the fourth quarter results, Mr. Haibin Qu, Acting CEO of Hurray! stated: “As a result of Hurray!’s focused effort in restructuring our business resources in the past few months, we are pleased to have improved our non-WVAS business profitability despite ongoing WVAS industry headwinds which have impacted our WVAS business. Going forward, we will execute our new strategic initiatives according to our long-term strategies to further develop Hurray! into a leading digital media entertainment distribution platform.”

[1]	A non-GAAP measure, which is defined as net loss attributable to Hurray! Holding company except for income (loss) before interest, income tax, depreciation and amortization.

Business Results
Total revenues for the fourth quarter ended December 31, 2009 were $6.2 million, representing a decrease of 10.2% from $6.9 million for the previous quarter and 57.2% from $14.4 million for the same quarter last year.
Total revenues for fiscal year 2009 were $34.6 million, representing a decrease of 35.8% from $54.0 million for fiscal year 2008.
Total WVAS revenues were $2.3 million for the fourth quarter of 2009, representing a decrease of 48.2% from $4.5 million in the previous quarter and 79.9% from $11.5 million in the same quarter of 2008 as a result of business operation environment changes and our internal integrations.
Total WVAS revenues for fiscal year 2009 were $20.1 million, a decline of 52.7% as compared with $42.7 million in fiscal year 2008.
Recorded music revenues, for the fourth quarter ended December 31, 2009, which represent revenues of our controlled music companies Freeland Music, Huayi Brothers Music, Hurray! Secular Bird and Seed Music, which was acquired on January 1, 2009, were $3.9 million, increased from $2.4 million in the previous quarter and $3.0 million in the same period of 2008, mainly reflects the effects of our ongoing resource realignment and business integration.
Total recorded music revenues for fiscal year 2009 were $14.5 million, representing growth of 28.2% as compared with $11.3 million in 2008.
Gross margin was 20.1% for the fourth quarter of 2009 as compared with 20.7% for the previous quarter and 5.0% for the same period of 2008.
For fiscal year 2009, gross margin was 19.3% as compared with 26.7% for fiscal year 2008.
Gross margin for WVAS was 33.1% for the fourth quarter of 2009, as compared with 27.3% in the previous quarter, and 2.9% for the same period of 2008.
Gross margin for WVAS was 24.0% for fiscal year 2009 as compared with 23.0% for fiscal year 2008.
Recorded music gross margin was 12.3% for the fourth quarter of 2009 as compared with 8.6% in the previous quarter and 13.0% for the same period of 2008.
Recorded music gross margin was 12.8% for fiscal year 2009 as compared with 40.4% for fiscal year 2008.

Total gross profit was $1.2 million for the fourth quarter of 2009, as compared with $1.4 million for the previous quarter, and $0.7 million for the same period of 2008.
For fiscal year 2009, total gross profit was $6.7 million, a decline of 53.5% as compared with $14.4 million for fiscal 2008.
Total operating expenses were $6.3 million for the fourth quarter of 2009. This represents a decrease of 3.5% as compared with the total operating expenses of $6.5 million for the previous quarter, and an increase of 5.0% as compared with the total operating expenses of $6.0 million for the same period of 2008.
For fiscal year 2009, total operating expenses, which included provisions for account receivable and other current assets of $3.8 million, professional service fees relating to the Shanda tender offer of $2.5 million, impairment for goodwill of $3.6 million and a write-down for intangible assets of $3.5 million for our music business due to the continued challenging business conditions, were $33.4 million, representing an increase of 47.3% as compared with $22.7 million for fiscal 2008 which included impairment for intangible assets of $2.5 million and goodwill of $2.7 million.
The income tax expense for the fourth quarter of 2009 was approximately $6,000, as compared with $0.7 million in the previous quarter and an income tax benefit of approximately $93,000 for the same period of 2008.
For fiscal 2009, interest income was $0.5 million as compared with $1.6 million in 2008, and income tax expense was $0.2 million compared with $0.5 million in 2008.
Net loss attributable to Hurray! Holding was $4.6 million for the fourth quarter of 2009.
For the fiscal year 2009, net loss attributable to Hurray! was $22.7 million, compared with net loss of $12.0 million for the fiscal 2008.
EBITDA was negative $4.5 million for the quarter ended December 31, 2009, as compared with an EBITDA of negative $4.0 million in the previous quarter. A reconciliation of net loss attributable to Hurray! Holding Company under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA is included at the end of this release.
EBITDA was negative $20.6 million for fiscal year 2009, as compared with negative $9.7 million in the previous year.
Fully diluted loss per ADS was $0.21 based on a weighted average of 22.0 million diluted ADSs for the fourth quarter of 2009, as compared with the diluted loss per ADSs of $0.23 based on a weighted average of 22.0 million diluted ADSs for the previous quarter, and a fully diluted loss per ADS of $0.42 based on a weighted average of 21.9 million diluted ADSs for the fourth quarter of 2008.

Fully diluted loss per ADS was $1.03 based on a weighted average of 22.0 million diluted ADSs for fiscal year 2009 as compared with $0.55 based on a weighted average of 21.9 million diluted ADSs for fiscal 2008.
As of December 31, 2009, the Company had $48.5 million in cash and cash equivalents, and short term time deposit of $10.0 million.
Business Highlights
Hurray! continued executing its strategy of developing proprietary content and diversifying distribution channels, with the following highlights:
•	Hurray! launched 11 new mobile games and mobile themes on China Mobile’s portal in the fourth quarter of 2009, including “Heavy Metal World 2”, and “X-Snake”. In the first quarter of 2010, we are launching another 12 new mobile games, mobile themes and mobile software on China Mobile’s portal, and 3 new mobile games on each China Unicom’s and China Telecom’s portal respectively.

•	In November, “The World of Legend — Magical Land” was selected as one of the high-rated mobile games in China Mobile’s G-plus game package, and was the number one downloaded mobile games for the month.

•	Hurray! affiliated music companies, including Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird and Seed Music, released a series of new songs, including 28 albums, and launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. Subsequently, “Love Embrace” by Kuo Shu Yao (better known as “Yao Yao”), topped the Taiwan best-seller list as album sales soared for 2 consecutive weesks. Another Seed Music’s popular singer, Landy Wen (“Wen Lan”), held a press conference in Beijing to promote her latest album “Dancing Queen” on October 27. Huayi Brothers Music artist, Laure Shang (“Shang Wen Jie”) also released her most impressive album so far, “Time Lady” during this quarter.

•	Hurray! artists, including Landy Wen received awards for their outstanding performances at various prestigious music award ceremonies in Asia, including “Best EP” for Landy Wen.
Business Outlook

Completion of Merger with Ku6 Holding Limited (“Ku6”)
On January 21, 2010, the Company announced the completion, effective January 18, 2010, of the previously announced merger with Ku6, a leading online video portal in China, pursuant to the Share Purchase Agreement by and among Hurray!, Ku6 and the shareholders of Ku6 dated as of November 26, 2009. Following the completion of this merger, the Company announced the appointment of Mr. Danian Chen and Mr. Shanyou Li to the Hurray! Board of Directors, effective January 19, 2010.
Note to the Financial Information
The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2009 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from the audited financial statements to this preliminary unaudited financial information relating to. In addition, because management’s evaluation of the Company’s internal controls over financial reporting in connection with the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of the Company’s fiscal year 2009.
Conference Call
The Company will host a conference call to discuss the fourth quarter and 2009 fiscal year results at

Time:	10: 00 pm Eastern Standard Time on February 28, 2010
or 11:00 am Beijing/Hong Kong Time on March 1, 2010

The dial-in number:	+1-800-510-9691 (US)
+1-617-614-3453(International)
Password: 65049841
A replay of the call will be available from March 1, 2010 until March 8, 2010 as follows:
+1-888-286-8010 (US)
+1-617-801-6888 (International)
Password: 28033228
Additionally, a live and archived web cast of this call will be available at: http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=2732667 or http://www.hurray.com.cn/english/home.htm
About Hurray! Holding Co., Ltd.
Hurray! is a leading company in artist development, music production and offline distribution in China through its record labels and also organizes concerts and other music events in China through its music subsidiaries.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

		As of
	As of	December 31, 2008
	December 31, 2009[1]	(As Adjusted)[2]
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$48,489	$59,473
Short-term investment	10,000	—
Accounts receivable, net	3,192	12,658
Prepaid expenses and other current assets	1,834	4,170
Amount due from related parties	63	745
Current deferred tax assets	—	363
Inventories, net	197	255
Receivable on disposal of subsidiary	—	47

Total current assets	63,775	77,711

Deposits and other non-current assets	332	720
Prepaid acquisition cost	—	2,507
Property and equipment, net	880	980
Acquired intangible assets, net	1,082	1,945
Investment in equity affiliate	—	825
Goodwill	2,099	3,157
Non-current deferred tax assets	—	479

Total assets	$68,168	$88,324

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,959	$2,454
Accrued expenses and other current liabilities	6,261	3,033
Amount due to related parties	440	208
Income tax payable	655	124
Current deferred tax liabilities	12	497

Total current liabilities	11,327	6,316

Long term payable	17	24
Non-current deferred tax liabilities	263	292

Total liabilities	11,607	6,632

Redeemable non-controlling interest	371	—

Shareholders’ equity:
Ordinary shares	110	110
Additional paid-in capital	75,190	75,013
Accumulated deficit	(30,859)	(8,201)
Accumulated other comprehensive income	9,954	9,987

Total Hurray! Holding shareholders’ equity	54,395	76,909

Non-controlling interest[2]	1,795	4,783

Total shareholders’ equity	56,190	81,692

Total liabilities and shareholders’ equity	$68,168	$88,324

[1]	Effective January 1, 2009, the Company adopted ASC 810 (formerly referred to as SFAS 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51”). ASC 810, which was retrospectively applied, requires non-controlling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

[2]	December 31, 2008 balances were extracted from the form 6-K for the quarters ended December 31, 2008, as adjusted resulting from the adoption of ASC 810.

Hurray! Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
	(in thousands of U.S. dollars,		(in thousands of U.S. dollars,
	except share and per share data)		except share and per share data)
Revenues:
Wireless value-added services	2,300	11,454	20,169	42,672
Recorded music	3,870	2,972	14,473	11,287

Total revenues	6,170	14,426	34,642	53,959

Cost of revenues:
Wireless value-added services	1,538	11,117	15,332	32,840
Recorded music	3,392	2,586	12,625	6,730

Total cost of revenues	4,930	13,703	27,957	39,570

Gross profit	1,240	723	6,685	14,389

Operating expenses:
Product development	88	154	467	992
Selling and marketing	1,116	2,370	6,330	9,132
General and administrative	4,518	2,520	22,992	11,427
Impairment of goodwill	584	965	3,593	2,675
Gain on reduction of Unicom liability	—	—	—	(1,557)
Total operating expenses	6,306	6,009	33,382	22,669

Loss from operations	(5,066)	(5,286)	(26,697)	(8,280)
Interest income	83	215	454	1,613
Other income	37	6	342	247
Interest expense	(3)	—	(14)	—
Foreign exchange loss	—	(4,518)	—	(8,990)
Gain on reduction of acquisition payable	—	—	—	5,000

Loss before provision for income taxes, equity in (loss) earnings of affiliate	(4,949)	(9,583)	(25,915)	(10,410)
Income tax (benefit)expense	6	(93)	234	486

Loss before equity in (loss) earnings of affiliate	(4,955)	(9,490)	(26,149)	(10,896)
Equity in (loss)earnings of affiliate, net of tax	(377)	30	(704)	64
Impairment of the investment in music equity affiliate	—	—	(210)	(1,871)

Loss from continuing operations	(5,332)	(9,460)	(27,063)	(12,703)
Discontinued operations:
Gain on sale of subsidiary, net of tax	—	47	222	413

Net loss	(5,332)	(9,413)	(26,841)	(12,290)
Less: Net loss attributable to the non-controlling interest[2]	746	235	4,183	337

Net loss attributable to Hurray! Holding Company	(4,586)	(9,178)	(22,658)	(11,953)

Net loss per share-basic
Loss from continuing operations	($0.00)	($0.00)	($0.01)	($0.01)
Gain from discontinued operations	$0.00	$0.00	$0.00	$0.00
Net loss	($0.00)	($0.00)	($0.01)	($0.01)
Net loss per ADS-basic
Loss from continuing operations	($0.21)	($0.42)	($1.04)	($0.57)
Gain from discontinued operations	$0.00	$0.00	$0.01	$0.02
Net loss	($0.21)	($0.42)	($1.03)	($0.55)
Net loss per share-diluted
Loss from continuing operations	($0.00)	($0.00)	($0.01)	($0.01)
Gain from discontinued operations	$0.00	$0.00	$0.00	$0.00
Net loss	($0.00)	($0.00)	($0.01)	($0.01)
Net loss per ADS-diluted
Loss from continuing operations	($0.21)	($0.42)	($1.04)	($0.57)
Gain from discontinued operations	$0.00	$0.00	$0.01	$0.02
Net loss	($0.21)	($0.42)	($1.03)	($0.55)
Weighted average shares used in calculating basic loss per share	2,197,770,091	2,189,982,906	2,196,291,947	2,185,615,129
Weighted average ADSs used in calculating basic loss per ADS	21,977,701	21,899,829	21,962,919	21,856,151
Weighted average shares used in calculating diluted loss per share	2,197,770,091	2,189,982,906	2,196,291,947	2,185,615,129
Weighted average ADSs used in calculating diluted loss per ADS	21,977,701	21,899,829	21,962,919	21,856,151

The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses a non-GAAP measure of EBITDA, which is adjusted from results based on GAAP to exclude certain expenses. Hurray!’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses that are not related to the company’s operations. This non-GAAP financial measure also facilitates management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of EBITDA.
Reconciliation of Net loss attributable to Hurray! Holding Company under GAAP to EBITDA for the following periods:

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
	(in thousands of U.S. dollars)		(in thousands of U.S. dollars)
Net loss attributable to Hurray! Holding Company	($4,586)	($9,178)	($22,658)	($11,953)
Add (deduct):
Interest expense	3	—	14	—
Income tax expense (benefit)	6	(93)	234	486
Depreciation and amortization	185	712	2,245	3,340
Interest income	(83)	(215)	(454)	(1,613)

EBITDA	($4,475)	($8,774)	($20,619)	($9,740)

For more information, please contact: Christina Low Investor Relations Officer Tel: 8610-88695237 IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Company Name)
By:	/s/ Haibin Qu
	Name:	Haibin Qu
	Title:	Acting Chief Executive Officer

Date: March 3, 2010